Exhibit 3.1

Article III, Section 2 of the Amended and Restated Bylaws (the “Bylaws”) of ICU Medical, Inc. (the “Company”) was amended and restated in its entirety to read as follows:

Section 3.2   Number and Term of Office.  The number of directors of the corporation shall be fixed from time to time but in no event shall be less than three.  Until these Bylaws are further amended, the number of directors shall be eight.  The directors shall be divided into classes in the manner provided in the Certificate of Incorporation.